Exhibit A

Press Release
Ceragon Receives First Orders for FibeAir IP-20C® from PEG Bandwidth – February 20, 2013

Ceragon Receives First Orders for FibeAir IP-20C® from PEG Bandwidth

FibeAir IP-20C selected because of its unmatched data throughput and low TCO

Paramus, New Jersey, February 20, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has received initial orders from PEG Bandwidth for the FibeAir IP20-C, Ceragon’s recently launched, new generation of multi-core, packet radio solutions. PEG Bandwidth, a leading provider of customized cell site backhaul networks for wireless carriers, selected Ceragon’s FibeAir IP-20C to complement their extensive, 12-state fiber network because of its ability to deliver unmatched capacity throughout the backhaul network at a low total cost of ownership (TCO). The deployment will include dozens of FibeAir IP-20C links throughout the United States.

“The capacity needs of the U.S. marketplace are changing as 4G/LTE usage increases,” said Christopher Pickard, Chief Technology Officer of PEG Bandwidth. “Ceragon’s FibeAir IP-20C enables us to offer our customers a broad network of seamlessly integrated, high capacity backhaul solutions which can suit the growing needs of our carrier customers, and help us to retain our competitive edge.”

“Receiving these first orders for FibeAir IP-20C just weeks after its launch is testament to the game-changing nature of the product,” said Ira Palti, President and CEO of Ceragon Networks.  “In addition, having the orders come from a company as successful and focused on innovation as PEG Bandwidth speaks even further to how the FibeAir IP-20C can transform the backhaul and fronthaul process.  We believe that the FibeAir IP-20C, together with our upcoming range of next-generation solutions will enable us to extend our market share and assert our clear technological advantage over our competitors.”

Press Release
Ceragon Receives First Orders for FibeAir IP-20C® from PEG Bandwidth – February 20, 2013

“We are delighted that PEG is Ceragon’s first customer to deploy our new FibeAir IP-20C and are confident that this is a good indicator of the excellent fit that this product will have in the North American market,” said Charles (Chuck) Meyo, President of Ceragon North America.

With a focus on lower-tiered and rural markets, PEG Bandwidth customizes cell site backhaul networks for the major wireless carriers, aggregating mission critical backhaul traffic across multiple networks and providing a seamless end-to-end connectivity solution. PEG Bandwidth has earned the trust of the their customers by delivering solutions which meet stringent Service Level Agreements and delivering those solutions on-time.

FibeAir IP-20C breaks the traditional capacity barriers, and is the only microwave radio to offer a virtual-fiber solution in licensed bands. It features a breakthrough multi-core technology that employs a parallel radio processing engine to double the link performance. Ceragon’s FibeAir IP-20C also boosts spectral efficiency to meet the increasingly demanding capacity requirements of advanced HetNet backhaul and fronthaul scenarios. Built around Ceragon’s own baseband modem and RFIC technologies, the FibeAir IP-20C is the first step in Ceragon’s Holistic HetNet Hauling (3H) vision, which redefines wireless connectivity in heterogeneous networks.

About PEG Bandwidth
PEG Bandwidth provides customized cell site backhaul solutions for wireless operators to support 4th generation (4G) deployments.  With offices in Dallas, St. Louis and Philadelphia, PEG Bandwidth delivers complex network solutions across broad geographies utilizing a combination of new fiber builds, available dark fiber, partner fiber networks and licensed, point-to-point microwave.  PEG Bandwidth’s team of backhaul experts aggregates traffic across these disparate networks to provide a seamless, end-to-end solution from a wireless operator’s cell site to their switching facility. The company focuses mainly on lower-tiered and rural markets where operators are struggling to find carrier-class, scalable solutions for their backhaul requirements.

Press Release
Ceragon Receives First Orders for FibeAir IP-20C® from PEG Bandwidth – February 20, 2013

For PEG Bandwidth media inquiries, please contact:
Jaymie Scotto & Associates
+1.866.695.3629
pr@jaymiescotto.com

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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Press Release
Ceragon Receives First Orders for FibeAir IP-20C® from PEG Bandwidth – February 20, 2013

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com.